December 14, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Wonder International Education and Investment Group Corporation
Amendment No. 8 to Registration Statement on Form S-1
Filed on December 17, 2010

Dear Mr. Spirgel:

We are in receipt of your letter, dated December 21, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.
We note your response to prior comment one and four in our comment letter dated December 3, 2010; Please revise to remove the remaining references to “proceeds from the sale” and “the sale of the common stock by the selling shareholders,” at pages 2 and 14.

RESPONSE: The references to have been eliminated from the document.

You may experience difficulties in effective service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management, or the experts named in the prospectus., page 9

2.
We note your response to prior comment six in our comment letter dated December 3, 2010.  Please advise why you have removed the disclosure regarding the PRC not having treaties with the United States providing for the reciprocal recognition and enforcement of court judgments being an area in which”[y]our PRC counsel has advised us,” (as your state in all previous amendments to the registration statement), isofar as this does not appear to be an area in which the issuer has capacity to opine absent counsel.  Please revise here, and as appropriate in other places of your registration statement, to identify where named PRC counsel has opined with respect to applicable provisions of PRC law, and to include counsel’s consent as part of Exhibit 5.2 to your registration statement.  We note, for example, your statement of beliefs regarding the inapplicability of the M&A Regulations and further CSRC approval at “If the China Securities Regulatory Commission, or another PRC regulatory agency determines that its approval is required in connection with this offering,” on page 11, which statements are opined upon at Number 7 of counsel’s opinion at Exhibit 5.2.  We also note by way of example statements regarding the fee conversion of Renminbi under “Restrictions on currency exchange may limit our ability to utilize our revenues effectively,” on page 12, which statement is opined upon at Number 12 of counsel’s opinion at Exhibit 5.2.  Finally, please state counsel’s opinion within your Description of Business regarding the equity ownership structure of China Wonder being in compliance with PRC laws, as opined upon at Number 2 of the same opinion.

RESPONSE:  The amended document has been revised to address the comments above.

Directors, Executive Officers, Promoters and Control Persons, page 43

3.
We note your response to prior comment 11 in our comment letter dated December 3, 2010.  Please revise your disclosure to include the brief description you have provided in your response regarding how Eastbridge Investment Group and Mr. Wei came to enter into a business relationship.

RESPONSE: The disclosure has been revised as requested.

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,

DIETERICH & MAZAREI
/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation

2